SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 Global Matrechs, Inc
                                (Name of Issuer)


                   Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)


                                    37944W100
                                 (CUSIP Number)


                               December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ] Rule 13d-1(b)

             [X] Rule 13d-1(c)

             [ ] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).














CUSIP No. 37944W100


1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dean M. DeNuccio

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_] (b) [_]
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF         5.     SOLE VOTING POWER

SHARES                   3,505,572

BENEFICIALLY      6.     SHARED VOTING POWER

OWNED BY                 None


EACH              7.     SOLE DISPOSITIVE POWER

REPORTING                3,505,572

PERSON            8.     SHARED DISPOSITIVE POWER

WITH                     None


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,505,572

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [-] (SEE INSTRUCTIONS)


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


Approximately 7.6%(1)

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN


(1)45,895,431 shares of outstanding Common Stock of Global Matrechs





CUSIP No. 37944W100

Item 1(a).  Name of Issuer:

Global Matrechs, Inc.

	Former Company:
		Former Conformed Name:	Homecom Communications Inc

Item 1(b).  Address of Issuer's Principal Executive Offices:

90 Grove Street
Sutie 202
Ridgefield, Ct 06877

Item 2(a).  Name of Person Filing:

Dean M. DeNuccio

Item 2(b).  Address of Principal Business Office, or if None, Residence:

21 Douglas Avenue
Providence, Rhode Island 02908

Item 2(c).  Citizenship:

United States of America.

Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).  CUSIP Number:

37944W100

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

    (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

    (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) [_] Insurance  company as defined in Section 3(a)(19) of the Exchange
            Act.

    (d) [_] Investment company registered under Section 8 of the Investment Company Act.

    (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

    (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

    (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

    (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

    (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

    (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

    Not Applicable.



Item 4.     Ownership.

    (a) Amount beneficially owned: Mr. DeNuccio owns of record 3,505,572 shares of Global Matrechs, Inc. common stock.

    (b)   Percent of class:    Approximately 7.6% in the aggregate (1)

    (c)   Number of shares as to which such person has:

    (i)   Sole power to vote or to direct the vote: 3,505,572

    (ii)  Shared power to vote or to direct the vote: None

    (iii) Sole power to dispose or to direct the disposition of: 3,505,572

    (iv)  Shared power to dispose or to direct the disposition of: None

Item 5.     Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

Not Applicable.

Item 9.     Notice of Dissolution of Group.

Not Applicable.

Item 10.    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


(1)45,895,431 shares of outstanding Common Stock of Global Matrechs




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 3, 2005
-----------------------
(Date)



/s/  Dean M. DeNuccio
-----------------------
Name


Dean M. DeNuccio
-----------------------
(Name/Title)

Attention:- Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).